SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2003

                                  Provident Energy Trust
(Translation of registrant's name into English)

            Suite 700, 112 - 4th Avenue S.W. Calgary, AB T2P 0H3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form20-F or Form40-F:

Form20-F             Form40-F

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                       No

If " Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Provident Energy Trust, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    July, 2003
            Provident Energy Trust

 By:

/s/ Mark N. Walker
_________________________________________________
Mark N. Walker
Vice President, Finance, Chief Financial Officer and Corporate Secretary